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                       UNITED STATES              | OMB APPROVAL               |
            SECURITIES AND EXCHANGE COMMISSION    | OMB Number:      3235-0101 |
                  Washington, D.C. 20549          | Expires: November 30, 2003 |
                                                  | Estimated average burden   |
                                                  | hours per response.....2.0 |
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                                    FORM 144
                                 Amendment No.1

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

WINNEBAGO INDUSTRIES, INC.
________________________________________________________________________________
1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
                                       |
Winnebago Industries, Inc.     P.O. Box 152
________________________________________________________________________________
1(d) ADDRESS OF ISSUER              STREET


Forest City, IA 50436
________________________________________________________________________________
1(d)      CITY                       STATE                  ZIP CODE


________________________________________________________________________________
1(e) TELEPHONE
________________________________________________________________________________
     AREA CODE           |NUMBER
         641             |  585-3535
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

William J. O'Leary
________________________________________________________________________________
2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER


###-##-####                                  OFFICER - VP Production Development
________________________________________________________________________________
2(d) ADDRESS                        STREET


765 11th Street Place   Garner, IA   50438
________________________________________________________________________________
2(d)      CITY                       STATE                  ZIP CODE


________________________________________________________________________________

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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                                                                                                                   New York
Common                                                                                                             Chicago
Stock,         Edward Jones Company                                                                                Pacific
$.50 par       200 State Street                                                                                    Boston
value          Garner, IA 50438                   10,264        $532,804.24  18,232,390         10/20/03           Philadelphia
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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Common     10/15/99  Exercise of Stock Option  Winnebago Industries, Inc.      100              10/15/99       Cash
Stock,     12/2000   Employee Stock Bonus Plan Winnebago Industries, Inc.      698                N/A           N/A
$.50       12/21/01  Exercise of Stock Option  Winnebago Industries, Inc.    5,000              12/21/01       Cash
par value  12/21/01  Exercise of Stock Option  Winnebago Industries, Inc.    4,466              12/21/01       Cash
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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
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              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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NONE

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REMARKS:


THIS FORM 144 IS BEING FILED AS AN AMENDMENT TO THE FORM 144 FILED ON OCTOBER 20, 2003 TO REVISE INFORMATION PROVIDED IN THE FIRST LINE ENTRY OF TABLE I, EXERCISE OF STOCK OPTION.


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

                                        /s/ Raymond M. Beebe
                                        Secretary
           10/20/03                     Winnebago Industries, Inc.
___________________________________     ________________________________________
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

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| ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL |
|                  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).                   |
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